Exhibit 99.1


FOR IMMEDIATE RELEASE                                              July 27, 2001

CONTACT:          Donald L. Rich, President & CEO             408-852-8000

Castelle Reports Second Quarter 2001 Results

MORGAN HILL, Calif., July 27, 2001 - CASTELLE (Nasdaq: CSTL) today announced financial results for the second fiscal quarter ended June 29, 2001.

Net sales for the second quarter of 2001 were $2.4 million, compared to $3.8 million for the same period in fiscal 2000 and comparable to the first quarter of fiscal 2001. The Company recorded a net loss for the second quarter of 2001 of $268,000, or $0.06 per diluted share, compared to a net profit of $211,000, or earnings of $0.04 per diluted share, for the same period in 2000. This loss was comparable to a loss of $408,000 in the first quarter of fiscal 2001.

Net sales for the first six months of 2001 were $4.7 million, compared to $7.9 million for the same six-month period of fiscal 2000. Net loss for the six-month period was $676,000 or $0.14 per diluted share, compared to a net profit of $380,000, or $0.07 per diluted share, for the 2000 period. The loss for the second quarter and the first six months of fiscal 2001 included non-recurring charges of $58,000 and $238,000, respectively, for expenses associated with the reduction in work force and the write-down of surplus assets. These non-recurring charges represented $0.01 and $0.05 per share, respectively.

Donald L. Rich, President and CEO, stated, "Our sales continue to be affected by the economic downturn and remain flat. We have made progress toward an operating model that will enable us to return to profitability at the current revenue level. In the second quarter we reduced operating expenses $180,000 sequentially, while maintaining growth in engineering development to address market opportunities. In June, we introduced our new wireless server appliance, LANpress(R) 2P/Wireless, which acts as a wireless access point to the network for email, the Internet and all other network resources. We also announced a new partner program with Ricoh Silicon Valley to deliver joint solutions for fax management with their new electronic filing product, eCabinet. On another positive note, we were able to maintain our cash position during these difficult times."

About Castelle
Founded in 1987, Castelle develops and markets products that enable organizations to easily implement Internet and Intra-office messaging, data storage and printing over local area networks. Castelle is one of the pioneers of application server appliances and has developed expertise to integrate most complex functions into very easy-to-use and maintain, "plug-&-forget" shared devices. Castelle believes that its products are more economical than comparable software-only solutions, as they do not require a large technical staff to install, operate and maintain. Castelle products are utilized by industry leaders including Fortune 1000 companies and also by small and medium-sized business worldwide and are available through a worldwide network of distributors, value-added resellers, systems integrators, e-commerce retailers, and the Castelle On-Line Store. Castelle is headquartered in Morgan Hill, California and can be reached at 408-852-8000, fax 408-852-8100 or www.castelle.com.

Forward-Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties, relating to the future events, including the effect of the economy on the Company's performance and ability of the Company to (i) develop, introduce and achieve acceptance of new products, (ii) return to profitability or be profitable and (iii) be cash flow positive. Actual events or the Company's results may differ materially from the events or results discussed in the forward-looking statements for a number of reasons including, without limitation, the timely development, acceptance and pricing of new products and the general economic conditions as they affect the Company's customers. The Company assumes no obligation to update the forward-looking information. Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements as contained in the Company's reports to the Securities and Exchange Commission, including the Company's Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2000.

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